UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 1 February 2016

1 February 2016

Dear Fellow Shareholders,

It is a pleasure and a privilege to join Novogen today as Chief Executive Officer. I wanted to take the opportunity to write to you on this, my first day in the role, in order to introduce myself and to share some of my ambitions and aspirations for our company.

I trained as a medical doctor and my early career was spent working at hospitals in the UK and Australia. Since then, most of my working life has been in drug development. I have had the good fortune to work in some of the world’s most successful and most innovative biotech and pharmaceutical companies.

In doing so, I have been able to help bring some significant new products to market. Nevertheless, I have remained, at heart, a physician. I have always been motivated first and foremost by a desire to apply scientific knowledge for the benefit of patients in need.

This will continue to be my driving passion at Novogen. Our company can play an important role in the treatment of patients grappling with some of the most intractable and devastating diseases known to medicine. We have a strong foundation, thanks to the work of excellent scientists over the last several years. We are well-funded, with the resources to advance each of our three lead molecules into early clinical trials. We have an exceptional team, with a level of expertise, dedication, and professionalism that has already inspired me in our early interactions. We have a diverse and highly-experienced Board of Directors, whose engagement with the company reflects their belief in its potential.

Nonetheless, the journey ahead of us is long and challenging. In my experience with the pharmaceutical sector, I have sometimes seen initially promising molecules fail to live up to expectations. But I have also seen the enormous impact that successful products can have on the lives of patients and their families, and I hope that our work in Novogen will play a comparable role in the fight against cancer. So while the task is extremely challenging, I believe that the prize is great and I look forward to pursuing those aspirations in a dynamic, entrepreneurial and passionate company such as this.

Over the coming weeks and months, I plan to review each of our three most advanced programs – Cantrixil, Anisina and Trilexium – in some detail with the team and our primary focus for 2016 will be to progress these molecules towards the clinic in the fastest and most effective way possible. My initial estimation is that Cantrixil, the most advanced of our programs, will begin recruiting patients in the second half of this year. I will also be reaching out to some of our key investors and partners to learn how we can work together more effectively and better communicate the value inherent in our business. I look forward to sharing regular updates on our progress, via announcements to the ASX and to NASDAQ for material developments and via the corporate website for topics of more general relevance.

I thank you for your ongoing support of Novogen and I look forward to an exciting and transformative year ahead for our company.

Yours sincerely,

Dr James Garner

Chief Executive Officer

Novogen Limited ABN 37 063 259 754

PO Box 2333 Hornsby Westfield 1635 NSW Australia

Suite 502, Level 5, 20 George Street, Hornsby, NSW 2077 Australia

T +61 2 9476 0344    F +61 2 9476 0388

www.novogen.com